UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
For the transition period from                     to
Commission File No.: 001-04171
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Kellogg Company Savings and Investment Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kellogg Company
One Kellogg Square
Battle Creek, Michigan 49016-3599

Kellogg Company
Savings and Investment Plan
Financial Statements and
Supplemental Schedule
December 31, 2006 and 2005

Kellogg Company
Savings and Investment Plan

Index	Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4–9

Supplemental Schedule

Schedule I: Schedule of Assets (Held at End of Year) as of December 31, 2006	10

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Exhibits

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Kellogg Company Savings and Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Savings and Investment Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As further described in Note 1, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”) for the years ended December 31, 2006 and 2005.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Grand Rapids, Michigan
June 21, 2007

Kellogg Company
Savings and Investment Plan
Statement of Net Assets Available for Benefits
as of December 31, 2006 and 2005

	2006	2005
Assets
Plan’s interest in Master Trust at fair value (Note 4)	$930,219,580	$832,874,132
Loans to participants	13,898,401	12,725,597

Total assets	944,117,981	845,599,729

Liabilities
Accrued investment services fees	113,879	132,203
Accrued administrative service fees	110,287	145,066

Total liabilities	224,166	277,269

Net assets available for benefits at fair value	943,893,815	845,322,460

Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	5,095,308	2,955,417

Net assets available for benefits	$948,989,123	$848,277,877

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2006 and 2005

	2006	2005
Contributions
Employer	$19,356,254	$17,218,511
Employee	48,859,431	43,917,820
Rollovers from other qualified plans	2,749,260	4,598,845

Total contributions	70,964,945	65,735,176

Earnings on Investments
Plan’s interest in income of Master Trust (Note 4)	100,383,004	44,261,235
Interest income	840,492	622,935
Redemption fees	(18,351)	(26,929)

Total earnings on investments, net	101,205,145	44,857,241

Participant withdrawals	(70,359,388)	(63,478,066)
Trustee fees	(168,249)	(155,021)
Administrative fees	(931,207)	(838,677)
Transfer from prior trustee (Note 1)	—	1,420,446

Net increase	100,711,246	47,541,099

Net assets available for benefits
Beginning of year	848,277,877	800,736,778

End of year	$948,989,123	$848,277,877

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005 and
for the Years Ended December 31, 2006 and 2005

1.	Summary of Significant Accounting Policies

Basis of Accounting

The Kellogg Company Savings and Investment Plan (the “Plan”) operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan.

Plan Mergers

On March 1, 2005 the Mountaintop Baking 401(k) Retirement Savings Plan merged with the Plan. Plan assets of $1,420,446 consisting primarily of participant investment balances were transferred to the Plan on March 1, 2005. As of March 1, 2005 union participants of the Mountaintop Baking 401(k) Retirement Savings Plan were eligible to participate in the Plan subject to the same provisions as the Mountaintop Baking 401(k) Retirement Savings Plan. As of January 1, 2005 non-union participants of the Mountaintop Baking 401(k) Retirement Savings Plan were eligible to participate in the Plan subject to the same provisions of other salaried and non-union hourly participants in the Plan.

Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. These contracts are maintained in the Stable Value Fund of the Kellogg Company Master Trust .

The Plan presents in the statement of changes in net assets available for benefits the Plan’s interest in income of the Master Trust, which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments.

Investment Contract with Insurance Company

In 1998, the Plan entered into benefit-responsive investment contracts for which INVESCO has oversite. INVESCO maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by INVESCO, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005 and
for the Years Ended December 31, 2006 and 2005

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a monthly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2006	2005
Average yields
Based on actual earnings	5.14%	4.86%
Based on interest rate credited to participants	5.02%	4.65%
Allocation of Net Investment Income to Participants

Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

Risks and Uncertainties

The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible the changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005 and
for the Years Ended December 31, 2006 and 2005

are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
2.	Provisions of the Plan

The following description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more comprehensive description of the Plan’s provisions.

Plan Administration

The Plan is administered by the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

Redemption Fees

The Plan charges a 2 percent redemption fee for transfers and/or reallocations of units that have been in a fund for less than five business days. Fees collected are used to help offset trustee expenses.

Plan Participation

Generally, all salaried employees and non-union hourly employees of Kellogg Company and its U.S. subsidiaries, employees of the Company’s Worthington Foods subsidiary covered by a collective bargaining agreement, employees of the Company’s Cary Bakery facility covered by a collective bargaining agreement, employees of the Company’s Keebler subsidiary covered by a collective bargaining agreement and employees of the Company’s Mountaintop Baking facility covered by a collective bargaining agreement and non-union hourly employees are eligible to participate in the Plan.

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual wages. Participants were eligible to defer $15,000 in 2006 and $14,000 in 2005. Employee contributions are matched by Kellogg Company at a 100 percent rate on the first 3 percent and a 50 percent rate on the next 2 percent with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund, except for employees of certain Company facilities covered by a collective bargaining agreement. Please refer to the Plan document for additional information. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005 and
for the Years Ended December 31, 2006 and 2005

Participants of the Plan may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of one percent.

Vesting

Participant account balances are fully vested.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years (or 180 months). Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through monthly payroll deductions. Loans that are considered to be uncollectible at year end result in the outstanding principal being considered a hardship withdrawal from the participant’s plan account.

Participant Distributions

Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.

Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is $1,000 or less, the terminated participant will receive the account balance in a lump sum.

Participants are eligible to retire from the Company at age 62, upon reaching 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments.

Termination

While the Company has expressed no intentions to do so, the Plan may be terminated at any time.

3.	Income Tax Status

The Plan administrator has received a favorable letter from the Internal Revenue Service dated March 18, 2004 regarding the Plan’s qualification under applicable income tax regulations. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

4.	Kellogg Company Master Trust

The Plan has an undivided interest in the net assets held in the Kellogg Company Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005 and
for the Years Ended December 31, 2006 and 2005

of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company Master Trust net assets at December 31, 2006 and 2005 and the changes in net assets for the years ended December 31, 2006 and December 31, 2005 are as follows:
Kellogg Company Master Trust
Schedule of Net Assets of Master Trust Investment Accounts

	2006	2005
Cash/equivalents
Interest bearing cash	$10,217,940	$13,672,373

Total cash/equivalents	10,217,940	13,672,373

Receivables	1,153,662	893,621

General Investments
Long Term U.S. Govt. Securities	16,982,286	17,245,904
Short Term U.S. Govt. Securities	19,277,154	16,279,545
Corporate Debt — Long-Term	10,784,973	8,198,000
Corporate Debt — Short-Term	6,991,552	8,960,891
Corporate Stock — Kellogg Company Common Stock	126,074,358	127,144,034
Commingled Funds	217,982,282	200,780,541
Shares of Registered Investment Company	407,696,064	317,499,870
Guaranteed Insurance Contracts	647,256,584	633,675,888
Long Term Government Bonds — International	707,277	836,553
Short Term Government Bonds — International	1,912,225	2,082,500
Short Term International Corporate Bonds	—	716,700

Total general investments	1,455,664,755	1,333,420,426

Total investments	1,467,036,357	1,347,986,420

Payables
Other payables	(196,185)	(356,673)
Unsettled Trades	304	(589,880)

Total liabilities	(195,881)	(946,553)

Net Assets	$1,466,840,476	$1,347,039,867

Percentage interest held by the Plan	63.7%	62.0%

Kellogg Company
Savings and Investment Plan
Notes to Financial Statements
December 31, 2006 and 2005 and
for the Years Ended December 31, 2006 and 2005

Kellogg Company Master Trust
Schedule of Changes in Net Assets of Master Trust Investment Accounts

	2006	2005
Transfer of assets from Mountain Top 401(k) Plan	$—	$1,420,446
Earnings on investments
Interest	33,265,656	31,565,638
Dividends	11,401,337	7,598,087
Net realized gain (loss)
Common Stock — Kellogg Company Common Stock	6,283,132	5,252,512
Commingled Funds	6,333,345	6,640,105
Corporate Debt — Short Term	(349,400)	17,462
Corporate Debt — Long Term	(60,573)	4,875
US Govt. Securities — Short Term	(244,913)	(133,374)
US Govt. Securities — Long Term	(159,458)	54,678
International Bond -Short Term	(35,826)	(35,071)
International Bond — Long Term	—	(1,165)
Shares of Registered Investment Co.	30,885,029	27,772,797

Net realized gain	42,651,336	39,572,819
Total additions	87,318,329	80,156,990

Net transfer of assets out of investment account	(27,192,635)	(26,515,304)
Fees and commissions	(601,530)	(599,986)

Total distributions	(27,794,165)	(27,115,290)
Change in unrealized appreciation (depreciation):
Common Stock — Kellogg Company Common Stock	12,467,595	(9,157,055)
Commingled Funds	24,053,331	2,724,158
Corporate Debt — Short Term	377,287	(330,761)
Corporate Debt — Long Term	(188,784)	(117,444)
US Govt. Securities — Short Term	331,093	(288,436)
US Govt. Securities — Long Term	(280,258)	(165,279)
International Bond — Long Term	(139,230)	(7,866)
Shares of Registered Investment Co.	23,526,360	(5,558,416)
International Bond — Short Term	129,051	(104,657)

Changes in unrealized appreciation	60,276,445	(13,005,756)

Net change in assets	119,800,609	40,035,944
Net assets
Beginning of year	1,347,039,867	1,307,003,923

End of year	$1,466,840,476	$1,347,039,867

Kellogg Company
Savings and Investment Plan
Schedule of Assets (Held of End Year)
for the Year Ended December 31, 2006
Schedule I

(a)	(b)	(c)	(e)
		Description of Investment Including Maturity
	Identity of Issue, Borrower, Lessor	Date, Rate of Interest, Collateral, Par or
	or Similar Party	Maturity Value	Current Value

	Plan’s interest in Master Trust at fair value		$930,219,580

	Loans to participants (interest rate		$13,898,401
	of 4.00% to 10.75%)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KELLOGG COMPANY SAVINGS AND INVESTMENT PLAN

Date: June 29, 2007	By:	/s/ John A. Bryant
		Name:	John A. Bryant
		Title:	Executive Vice President, Chief Financial Officer, Kellogg Company and President, Kellogg International

EXHIBIT INDEX

Exhibit
Number	Document
23.1	Consent of Independent Registered Public Accounting Firm